UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

New Oriental Education & Technology Group Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
G6470A108
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6470A108

1	NAMES OF REPORTING PERSONS Tigerstep Developments Limited (“Tigerstep”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		28,400,000 common shares. Tigerstep may be deemed to have sole voting power with respect to these shares. Bamei Li may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,400,000 common shares. Tigerstep may be deemed to have sole voting power with respect to these shares. Bamei Li may also be deemed to have sole voting power with respect to the above shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,400,000 common shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 2 of 7 Pages

CUSIP No.	G6470A108

1	NAMES OF REPORTING PERSONS Bamei Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		28,400,000 common shares. Tigerstep may be deemed to have sole voting power with respect to these shares. Bamei Li may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,400,000 common share. Tigerstep may be deemed to have sole voting power with respect to these shares. Bamei Li may also be deemed to have sole voting power with respect to the above shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,400,000 common shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 3 of 7 Pages

CUSIP No.	G6470A108

ITEM 1(a).	NAME OF ISSUER:

New Oriental Education & Technology Group Inc. (the “Issuer”).

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 6 Hai Dian Zhong Street,
Haidian District, Beijing 100080,
People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Tigerstep Developments Limited

Bamei Li

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Tigerstep Developments Limited
c/o Michael Minhong Yu
No. 6 Hai Dian Zhong Street,
Haidian District, Beijing 100080,
People’s Republic of China

Bamei Li
c/o Michael Minhong Yu
No. 6 Hai Dian Zhong Street,
Haidian District, Beijing 100080,
People’s Republic of China

ITEM 2(c)	CITIZENSHIP:

Tigerstep Developments Limited — British Virgin Islands

Bamei Li — People’s Republic of China

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2(e).	CUSIP NUMBER:

G6470A108

ITEM 3.	Not Applicable

Page 4 of 7 Pages

CUSIP No.	G6470A108

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Common Shares of the issuer by each of the reporting persons is provided as of December 31, 2010:

			Sole	Shared
			power to	power to	Sole power to	Shared power
	Amount		vote or	vote or to	dispose or to	to dispose or
	beneficially	Percent	direct	direct	direct the	to direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Tigerstep Developments Limited	28,400,000	18.5%	28,400,000	0	28,400,000	0

Bamei Li	28,400,000	18.5%	28,400,000	0	28,400,000	0

As of December 31, 2010, Tigerstep Developments Limited, a British Virgin Islands company, was the beneficial owner of 28,400,000 common shares of the Issuer. Bamei Li is the sole owner and director of Tigerstep Developments Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Bamei Li may be deemed to beneficially own all of the shares held by Tigerstep Developments Limited.

Bamei Li and Michael Minhong Yu are mother and son. Michael Minhong Yu may be deemed to have beneficial ownership of the shares held by Bamei Li. Michael Minhong Yu expressly disclaims such beneficial ownership of the shares beneficially owned by Bamei Li

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

Page 5 of 7 Pages

CUSIP No.	G6470A108

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATIONS:

Not applicable

Page 6 of 7 Pages

CUSIP No.	G6470A108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2011

Tigerstep Developments Limited	By:	Bamei Li
		Name:	Bamei Li
		Title:	Director

Bamei Li		Bamei Li
Bamei Li

Page 7 of 7 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement